EXHIBIT 99.1

North American Construction Group Announces Appointments to Board of Directors

ACHESON, Alberta, Aug. 08, 2019 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced the appointments of Maryse Saint-Laurent and Kristina Williams to its Board of Directors.

Maryse Saint-Laurent is an accomplished business executive with experience in capital intensive businesses in the energy, electricity and mining sectors.  She has an exceptionally strong regulatory background and a proven track record in the public markets overseeing M&A, public offerings, IPOs and project financing.  Ms. Saint-Laurent is currently serving as a Board Member for Turquoise Hill Resources, Guyana Goldfields, the Alberta Securities Commission, and the Calgary Prostate Cancer Centre.  Ms. Saint-Laurent has held several senior positions during her career most notably at TransAlta Corporation and TransCanada Corporation.

Kristina Williams is a senior business leader with a strong entrepreneurial mindset. She has extensive experience in investments, technology companies, strategic planning and international relations and trade.  During her career, she has successfully worked in changing political environments and effectively engaged with municipal, provincial, federal and international governments.  Ms. Williams is currently President & CEO of Alberta Enterprise Corporation which has a mandate of creating access to venture capital in Alberta.  Ms. Williams also holds the position as the Swedish Honorary Consul for Edmonton and Northern Alberta to promote and foster international trade with her country of birth.

“We are very pleased to welcome Maryse and Kristina to our Board of Directors,” commented Martin Ferron, Chairman and CEO.  “Their diverse backgrounds, skillsets and experiences will be invaluable as  we strive to strengthen our competitive position in our core oil sands market while achieving revenue diversification from other natural resource plays and infrastructure projects.”

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information contact:

Jason Veenstra
Chief Financial Officer
North American Construction Group
780.948.2009
jveenstra@nacg.ca
www.nacg.ca

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